

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 21, 2011

Rodney Bingham
President
Thermon Group Holdings, Inc.
100 Thermon Drive
San Marcos, TX 78666

> **Re: Thermon Group Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Amended April 19, 2011**
> **File No. 333-172007**

Dear Mr. Bingham:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Manufacturing and Operations, page 89

1. We refer to the April 19, 2011 statements by your Executive Vice President George Alexander that the anticipated expansion at the San Marcos facility will "double" existing manufacturing capacity and allow you to manufacture products that are currently outsourced. We also refer you to his statement that you are beginning to "bump-up against capacity issues" and as a result you have not been able to take advantage of "adjacent" opportunities. Please reconcile Mr. Alexander's statements with your April 13, 2011 response to comment 4 that indicates that the expected increase is difficult to quantify and calculate and which also suggests that your current production capacity is adequate. Revise your disclosure to reflect all material known trends concerning your production capacity, including the impact of the planned expansion as it relates to your results of operations and product margins.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Robert L. Verigan, Esq. – Sidley Austin LLP